UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   TRANSIER, WILLIAM L
   2423 LOCKE LANE


   HOUSTON, TX  77019
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   09/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr. Vice President and Chief
   Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  09/16/98    J (1)    20,417        A                              D  Direct
Common Stock                                  09/16/98    J (2)    27,000        A               50,417         D  Direct
Common Stock                                                                                     7,856          I  401(k) Plan
Common Stock                                                                                     1,251          I  ESOP

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $16.5000        07/15/98       A     V   70,000                            (3)          07/15/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     07/15/98  Common Stock                   70,000                    70,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
Pursuant to a Restricted Stock Agreement dated September 16, 1998 between reporting person and Seagull Energy Corporation.
Reporting person has sole voting power but no investment power with respect to these restricted shares until all restriction and forefeiture obligations lapse three years from the date of issuance.
(2)
Pursuant to a Restricted Stock Agreement dated September 16, 1998 between reporting person and Seagull Energy Corporation.
Reporting person has sole votring power but no investment power with respect to these restricted shares until all restriction and forefeiture obligations lapse over a three-year period in equal annual increments beginning one year from the date of issuance.
(3)
The option, which represents a right-to-buy, vests in four equal annual installments beginning one year from date of grant.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: William L. Transier
DATE